UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     ---------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.08 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   G20045103
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                            Melissa J. Schwartz, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                               New York, NY 10022
                                 (212) 872-1000
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2002
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. G20045103                                            Page 2 of 6 Pages




1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              ELEMENTAL LIMITED

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a.  [ ]
                                           b.  [x]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

              Gibraltar

         Number of            7          Sole Voting Power
           Shares                              378,102
        Beneficially          8          Shared Voting Power
          Owned By                             0
            Each
         Reporting            9          Sole Dispositive Power
           Person                              378,102
            With              10         Shared Dispositive Power
                                               0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                        378,102

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                        [  ]

13   Percent of Class Represented By Amount in Row (11)

                        16.34%

14   Type of Reporting Person (See Instructions)

                        CO

                                  SCHEDULE 13D

CUSIP No. G20045103                                            Page 3 of 6 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              VLADIMIR A. GOUSSINSKY

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [x]

3    SEC Use Only

4    Source of Funds (See Instructions)

              Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

              Russia; Israel

         Number of            7          Sole Voting Power
           Shares                              378,102
        Beneficially          8          Shared Voting Power
          Owned By                             0
            Each
         Reporting            9          Sole Dispositive Power
           Person                              378,102
            With              10         Shared Dispositive Power
                                               0


11   Aggregate Amount Beneficially Owned by Each Reporting Person

                        378,102

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                        [  ]

13   Percent of Class Represented By Amount in Row (11)

                        16.34%

14   Type of Reporting Person (See Instructions)

                        IN

                                                               Page 4 of 6 Pages


     This Amendment No. 5 on Schedule 13D relates to shares of Class A Common Stock, $.08 par value per share (the "Shares"), of Central European Media Enterprises Ltd. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D, dated September 23, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 5 is being filed by the Reporting Persons to report that, as a result of recent dispositions of Shares, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent of the total number of outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i)      Elemental Limited ("EL") and

         (ii)     Mr. Vladimir A. Goussinsky ("Mr. Goussinsky").

     This Statement relates to Shares held for the account of EL.

Item 5.  Interest in Securities of the Issuer.

     (a) Each of EL and Mr. Goussinsky may be deemed to be the beneficial owner of the 378,102 Shares held for the account of EL (approximately 16.34% of the total number of Shares outstanding).

     (b) Each of EL and Mr. Goussinsky may be deemed to have sole power to direct the voting and disposition of the 378,102 Shares held for the account of EL.

     (c) Except for the transactions set forth in Annex A hereto, which were effected in the open market, there have been no transactions effected with respect to the Shares since April 22, 2002 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

     (d) The shareholder of EL has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of EL in accordance with its ownership interest in EL.

     (e)   Not applicable.

                                                               Page 5 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:  June 7, 2002                      ELEMENTAL LIMITED


                                         By:/s/ David Shortt
                                            -----------------------------------
                                             David Shortt
                                             Director


Date:  June 7, 2002                      VLADIMIR A. GOUSSINSKY


                                         By: /s/ Vladimir A. Goussinsky
                                            ------------------------------------

                                                               Page 6 of 6 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                      CENTRAL EUROPEAN MEDIA HOLDINGS LTD.


                         Date of         Nature of      Number of
For the account of       Transaction     Transaction    Securities     Price
------------------       -----------     -----------    -----------    -----

Elemental Limited         5/16/02         SALE              200         $16.00
                          5/17/02         SALE           10,000         $15.25
                          5/20/02         SALE            1,800         $15.50
                          5/22/02         SALE           28,000         $15.50
                          5/22/02         SALE           17,000         $14.00
                          5/22/02         SALE           10,000         $15.00
                          5/22/02         SALE            3,000         $15.50
                          5/23/02         SALE            2,500         $16.00
                          5/28/02         SALE            1,000         $16.00
                          5/28/02         SALE              500         $16.00
                          5/30/02         SALE            1,000         $16.00
                          5/31/02         SALE            1,000         $16.00
                          6/6/02          SALE           10,000         $15.50
